SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 21 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

BP confirms that Transocean Ltd issued the following statement today:
"Transocean Ltd. Reports Fire on Semisubmersible Drilling Rig Deepwater Horizon"
"Transocean Ltd. (NYSE: RIG) (SIX: RIGN) today reported a fire onboard its semisubmersible drilling rig Deepwater Horizon. The incident occurred April 20, 2010 at approximately 10:00 p.m. central time in the United States Gulf of Mexico. The rig was located approximately 41 miles offshore Louisiana on Mississippi Canyon block 252."
"Transocean's Emergency and Family Response Teams are working with the U.S. Coast Guard and lease operator BP Exploration & Production, Inc. to care for all rig personnel and search for missing rig personnel. A substantial majority of the 126 member crew is safe but some crew members remain unaccounted for at this time. Injured personnel are receiving medical treatment as necessary. The names and hometowns of injured persons are being withheld until family members can be notified."
"For more information about Transocean, please visit our website at www.deepwater.com. Among the documents posted on our web site is the Transocean Ltd. Proxy Statement and 2009 Annual Report.
SOURCE: Transocean Ltd."

BP press office, London +44 207 496 4076

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  21 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary